

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 1, 2008

Mail Stop 4561

Kevin Sipes
Executive Vice President, Chief Financial Officer and Chief Accounting Officer
Republic Bancorp, Inc.
601 West Market Street
Louisville, Kentucky 40202
By U.S. Mail and facsimile to (502) 584-3795

**Re: Republic Bancorp, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
Form 10-Q/As for the quarterly period ended March 31, 2008
Form 10-Q for the quarterly period ended June 30, 2008
File No. 000-24649**

Dear Mr. Sipes:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant